UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from             to

Commission File Number 1-12298

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Form 11-K/A Report Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements as of December 31, 2007 and 2006 and For the Year Ended December 31, 2007:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule as of December 31, 2007:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit 23:

Consent of Independent Registered Public Accounting Firm – KPMG LLP	12

Report of Independent Registered Public Accounting Firm

The Board of Trustees

Regency Centers 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Regency Centers 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 25, 2008
Jacksonville, Florida
Certified Public Accountants

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 5):
Wells Fargo Treasury Plus Institutional Money Market Fund	$247,778	297,125
Common/collective trusts	7,200,057	5,724,359
Mutual funds	25,123,654	21,723,613
Regency Centers Corporation common stock	7,094,932	8,036,075
Participant loans	725,963	722,794

Total investments, at fair value	40,392,384	36,503,966

Receivables - employer contributions	1,573,519	1,349,800

Net assets available for benefits at fair value	41,965,903	37,853,766

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	16,148	50,553

Net assets available for benefits	$41,982,051	37,904,319

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (note 5)	$(1,191,740)
Interest and dividends	2,112,978

Total investment income, net	921,238

Contributions (note 1(b)):
Employer	2,908,723
Participants	2,854,180
Rollovers	492,902

Total contributions	6,255,805

Total additions, net	7,177,043

Deductions from net assets attributed to:
Benefits paid to participants	3,088,376
Administrative expenses (note 6)	10,935

Total deductions	3,099,311

Net increase	4,077,732

Net assets available for benefits:
Beginning of year	37,904,319

End of year	$41,982,051

See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

Regency Centers Corporation (the “Company”) adopted the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) with an original effective date of January 1, 1986, but the amended and restated provisions of the Plan became effective on January 1, 2005.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a 401(k) and profit sharing defined contribution plan covering all employees of the Company, its subsidiaries and affiliates, who have three months of continuous service and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Each eligible employee is automatically enrolled in and becomes a participant of the Plan unless they specifically decline participation. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to the Fidelity Balanced Fund. For 2007 and 2006, participants may contribute up to $15,500 and $15,000, respectively, of pre-tax annual compensation, as defined in the Plan. Participants who will attain age 50 before the end of the Plan year may elect to defer additional amounts (“catch-up contributions”) to the Plan as of January 1st of that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $3,600 and $3,500 for 2007 and 2006, respectively. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution in the form of cash. During 2007 and 2006, the Company’s profit sharing contributions amounted to $1,573,519 and $1,349,800, respectively.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant’s Rollover Account.”

(c)	Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the record keeper and asset custodian. The Plan is administered through the Company’s employee benefits committee, which is appointed by the board of directors of the Company.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, employer matching and a discretionary profit sharing contribution and Plan earnings. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Participant Loans

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deduction. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term not to exceed 15 years. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to their account.

(f)	Vesting

Participants’ contributions to the Plan and the Company’s matching contributions to the plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contribution is based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal or early retirement age.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive either a lump-sum distribution or receive installments equal to the value of the participant’s vested interest in his or her account. In-service hardship distributions are permissible under the Plan and follow IRS issued regulations.

(h)	Plan Expenses

Expenses were paid out of Plan assets for the first three months of 2007 and are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. For the remaining nine months of 2007, Plan expenses were paid by the Plan sponsor. However, the Plan continues to pay for the administrative fees to transact new participant loans.

(i)	Forfeitures

Forfeitures are allocated during the year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of their compensation multiplied by total forfeitures. During 2007, amounts forfeited in prior years and earnings thereon totaling $58,325 were allocated to participants. Forfeitures during 2007 totaling $57,045 were not yet allocated to the participants at December 31, 2007.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(b)	Valuation of Investments and Income Recognition

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

As of December 31, 2006, the Plan adopted the FSP. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The adoption of the FSP had no impact on net assets available for benefits or changes in net assets available for benefits.

Investments are carried at fair value, which represents the quoted market value as of the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value. The net change in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

(c)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

(4)	Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, has received a tax determination letter from the Internal Revenue Service (“IRS”) dated August 30, 2001, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Investments

Participants may direct Wells Fargo, the trustee, as to the investment selection for their personal and Company matching contributions into 20 permissible investment vehicles. At December 31, 2007, the mutual fund and common stock investment options include the following:

AIM Real Estate (A)
Alliance Bernstein International Value (A)
American Funds Growth Fund of America
American Funds New Perspective
Baron Small Cap
Fidelity Balanced Fund
Lord Abbett Small Cap Blend (A)
MFS Value (A)
Regency Centers Corporation common stock/Wells Fargo Treasury Plus Institutional Money Market Fund

RS Investments Value (A)
Wells Fargo Advantage - Dow Jones Target Today
Wells Fargo Advantage - Dow Jones Target Today 2010
Wells Fargo Advantage - Dow Jones Target Today 2020
Wells Fargo Advantage - Dow Jones Target Today 2030
Wells Fargo Advantage - Dow Jones Target Today 2040
Wells Fargo Advantage - Dow Jones Target Today 2050
Wells Fargo Advantage Index
Wells Fargo Advantage Total Return Bond
Wells Fargo Collective Stable Return Fund
WF Collective S&P Midcap Index

As stated in Note 2(b) above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2007 and 2006 was $4,635,336 and $3,515,942, respectively. The contract value of the fund as of December 31, 2007 and 2006, which is a component of net assets available for benefits, totaled $4,651,484 and $3,566,495, respectively. During 2007 and 2006, this fund yielded approximately 4.57% and 4.37%, respectively.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

As of December 31, 2007 and 2006, the following investments, at fair value, represent 5% or more of the Plan’s net assets.

	2007	2006
Regency Centers Corporation common stock; 270,457 and 255,799 shares, respectively	$7,094,932	8,036,075
Wells Fargo Collective Stable Return Fund; 112,147 and 89,923 shares, respectively	4,635,336	3,515,942
American Funds New Perspective; 113,562 and 101,104 shares, respectively	3,828,181	3,189,826
Wells Fargo Advantage Index; 62,483 and 60,777 shares, respectively	3,485,934	3,387,683
Alliance Bernstein International Value (A); 155,368 and 128,818 shares respectively	3,444,506	2,885,521
MFS Value (A); 111,992 and 94,825 shares, respectively	2,971,150	2,538,455
Fidelity Balanced Fund; 133,658 shares	2,621,032	0
WF Collective S&P Midcap Index; 38,457 and 35,654 shares, respectively	2,564,721	2,208,417
American Funds Growth Fund of America; 73,111 and 64,930 shares, respectively	2,468,213	2,120,610

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

Common/collective trusts	$347,839
Mutual funds	(154,526)
Regency Centers Corporation common stock	(1,385,053)

Net depreciation in fair value of investments	$(1,191,740)

(6)	Parties-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative services amounted to $10,935 for the year ended December 31, 2007.

The Plan also invests in the common stock of the Company (see note 5) from which it received dividend income of $272,320 during 2007.

(7)	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS 157 for its plan year beginning January 1, 2008. The Plan has evaluated the impact of the provisions of SFAS 157 on its plan financial statements and the Plan does not believe adoption of SFAS 157 will have a material effect on its financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Description	Units/Shares	Current value
* Wells Fargo Treasury Plus Institutional Money Market Fund		$247,778

Common/collective trusts:
* Wells Fargo Collective Stable Return Fund (shown at contract value)	112,147	4,651,484
* WF Collective S&P Midcap Index	38,457	2,564,721

Mutual funds:
American Funds New Perspective	113,562	3,828,181
* Wells Fargo Advantage Index	62,483	3,485,934
Alliance Bernstein International Value (A)	155,368	3,444,506
MFS Value (A)	111,992	2,971,150
Fidelity Balanced Fund	133,658	2,621,032
American Funds Growth Fund of America	73,111	2,468,213
RS Investments Value (A)	60,002	1,576,263
Lord Abbett Small Cap Blend (A)	94,675	1,538,471
AIM Real Estate (A)	49,754	1,135,380
* Wells Fargo Advantage Total Return Bond	88,566	1,084,931
Baron Small Cap	17,707	421,951
* Wells Fargo Advantage - Dow Jones Target Today 2030	16,730	258,480
* Wells Fargo Advantage - Dow Jones Target Today 2010	12,193	157,166
* Wells Fargo Advantage - Dow Jones Target Today 2020	5,879	85,302
* Wells Fargo Advantage - Dow Jones Target Today 2050	2,997	29,460
* Wells Fargo Advantage - Dow Jones Target Today 2040	976	17,150
* Wells Fargo Advantage - Dow Jones Target Today	8	84

Other:
* Regency Centers Corporation common stock	270,457	7,094,932
Participant loans (at interest rates from 5.00% to 9.75% maturing through 2021)	—	725,963

Total		$40,408,532

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

By: REGENCY CENTERS

/s/ J. Christian Leavitt J. Christian Leavitt Senior Vice President and Principal Accounting Officer

June 25, 2008